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                                   EXHIBIT 4


                             FOR IMMEDIATE RELEASE


Century South Banks, Inc.
P. O. Box 1000               Contact:  James A. Faulkner   Larry Ammons
Dahlonega, Georgia 30533               (706) 864-3915      (828) 456-9092
P. O. Box 14099                        Joe Evans           Susan Anderson
Macon, Georgia 31203                   (912) 475-4340      (706) 864-1111


                      CENTURY SOUTH BANKS, INC. TO ACQUIRE
                            HAYWOOD BANCSHARES, INC.


     DAHLONEGA,GA/WAYNESVILLE, NC. -- Century South Banks, Inc. (NasdaqNMS:CSBI) and Haywood Bancshares, Inc. (AMEX:HBS) today announced that they have entered into an Agreement and Plan of Merger whereby Haywood would be merged with a wholly-owned subsidiary of Century South and Haywood's shareholders would receive approximately $21.30 for each share of Haywood's common stock based on the current value of Century South stock.

     Subject to certain limitations, Haywood shareholders will have the right to elect to receive the merger consideration in cash or in shares of Century South common stock with cash paid in lieu of fractional shares.

     In connection with the agreement, Haywood has granted Century South an option to acquire up to 249,946 shares of Haywood's common stock (equal to approximately 19.9% of Haywood's shares outstanding). The option will only be exercisable following in the event of a termination of the agreement or in certain other limited events.

     The merger is subject to customary terms and conditions including shareholder and regulatory approvals and is expected to close in the first quarter of 2000. The merger will be accounted for as a purchase.

     "Century South is pleased to bring Haywood into our family of community banks," stated James A. Faulkner, Vice-Chairman and Chief Executive Officer of Century South. "Under the leadership of President and Chief Executive Officer Larry Ammons, Haywood has established a rich heritage of outstanding customer service. We look forward to continuing that tradition and providing several new services to Haywood's customer. Western North Carolina is a natural complement to our current market and we are very excited at the prospect of building a significant market presence for Century South in this area."

     "We are extremely excited about the prospect of joining with Century South." Larry Ammons, the President and Chief Executive Officer of Haywood stated. "The Board of Directors believes that Century South's community bank philosophy mirrors our approach to banking and will result in greater convenience and service to our customers. At the present time, Haywood will continue to operate under its current name and in its current locations."

     Haywood is a one-bank holding company with $150 million in assets as of June 30, 1999 and with branches located in Waynesville, Murphy, Andrews and Sylva, North Carolina. Century South is a $1.2 billion multi-bank, multi-state holding company with eleven affiliate banks: Bank of Dahlonega, Dahlonega, GA; The Bank of Ellijay, Ellijay, GA; First Bank of Polk County, Copperhill, TN; Georgia First Bank, N.A., Gainesville, GA; Fannin County Bank, N.A., Blue Ridge, GA; First Community Bank of Dawsonville, Dawsonville, GA; Peoples Bank, Lavonia, GA; Bank of Danielsville, Danielsville, GA.; AmeriBank, N.A., Savannah, GA.; and First South Bank, N.A., Macon, GA; and The Independent Bank of Oxford, Oxford, AL.

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